

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 7, 2015

David E. Brody, President
XTI Aircraft Company
13000 Control Tower Rd.
Englewood, CO 80112

> **Re: XTI Aircraft Company**
> **Amendment No. 1 to**
> **Draft Offering Statement on Form 1-A**
> **Submitted November 13, 2015**
> **CIK No. 0001638850**

Dear Mr. Brody:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Part II

Offering Circular

Cover Page

1. Please quantify in footnote 2 on the Cover Page the total offering expenses to be borne by the company in connection with the offering, assuming the minimum and maximum offering prices. Refer to Instruction 6 to Item 1(e) of Part II to Form 1-A.

2. Revise the Cover Page to include approximate date of commencement of the proposed sale to the public. Refer to Item 1(i) of Part II to Form 1-A.

Risk Factors, page 5

There is no current market for the company's shares, page 8

3. We note the disclosure that your shares may be traded on the over the counter market. Please revise to disclose whether you have any plans to apply for or otherwise seek trading or quotation of your shares on an over the counter market, and if so, which market.

Plan of Distribution and Selling Security Holders, page 9

4. Please tell us whether any officer, director or employee of your company will participate in the sale of securities pursuant to this offering. If so, please tell us whether they intend to rely upon the safe harbor set forth in Exchange Act Rule 3a4-1.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Plan of Operations, page 23

5. Please address whether and the extent to which you expect your flying proof of concept timeline will need to be extended if you raise less than the maximum proceeds from this offering.

Interest of Management and Others in Certain Transactions, page 28

6. We note the disclosure regarding the repayment terms of the Brody note. Please tell us why you have not included the repayment of the Brody note or any related disclosure that may be required by Instruction 6 to Item 6 of Part II of Form 1-A in the Use of Proceeds section on pages 11-12.

You may contact Patrick Kuhn at 202-551-3308 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or me at 202-551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure